FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of August, 2004 (Report No. 3)
Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F X           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first three paragraphs of the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into:
(i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's
Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Acquisition of UNIT S.p.A, Italy.
Dated: August 9, 2004.

2. Press Release: Tempo Beer Industries Completed Rollout of Retalix Solution for its Sales Force in Israel. Dated: August 17, 2004.

3. Press Release: Unified Western Grocers Rolls Out Retalix TRICEPS Warehouse Management Solution. Dated: August 26, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Retalix Limited
                                                (Registrant)
Date: August 30, 2004.                          /s/ Guy Geri
                                                -------------------------
                                                By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number            Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Acquisition of UNIT S.p.A, Italy. Dated: August 9, 2004.

10.2 Press Release: Tempo Beer Industries Completed Rollout of Retalix Solution for its Sales Force in Israel.
                          Dated: August 17, 2004.

10.3 Press Release: Unified Western Grocers Rolls Out Retalix TRICEPS Warehouse Management Solution.
                          Dated: August 26, 2004.

                                  EXHIBIT 10.1



Contact Information:

Retalix Ltd.                    CCG Investor Relations     Getronics Corporate
                                                           Media Relations
Barry Shaked, CEO               Sherman Oaks, CA 91403     Herbert van Zijl
Danny Moshaioff, CFO            (818) 789-0100             Tel: +31 20 586 1581
Retalix Ltd.                    Crocker Coulson, Partner   Fax: +31 20 586 1455
(011) 972-9-776-6677            crocker.coulson@ccgir.com  media@getronics.com


FOR IMMEDIATE RELEASE

            Retalix Ltd. Announces Acquisition of UNIT S.p.A, Italy

Ra'anana, Israel and Milano, Italy - August 9, 2004 - Retalix Ltd. (Nasdaq:
RTLX) and Getronics S.p.A announced today that Retalix has acquired 51% of UNIT S.p.A., in a transaction that was completed on August 6, 2004.

Founded in 1985 and headquartered in Bollengo, Italy, UNIT is a fully owned subsidiary of Getronics S.p.A since 1999. UNIT delivers specialized software and hardware solutions for the food and petrol retail industries in Italy and Europe, and employs a team of 59 staff based in four sites (branches are located in Milan, Rome and Follonica). For the twelve months ended December 31, 2003, UNIT S.p.A.had revenues of approximately euro 8 million.

Getronics and Retalix will combine the expertise of the two companies in the areas of development, delivery, deployment and support of advanced retail solutions as a joint venture, focusing on the Italian and European food and fuel retail markets.

Roberto Schisano, Chairman & Managing Director of Getronics S.p.A., commented:
"Joining with Retalix strengthens both companies and enables us to continue to deliver the Getronics retail solutions, with our excellent service and support, throughout Europe. We have been following Retalix's growth and successes and are confident that this joint venture is the right move for our customers, employees and shareholders."

Commenting on the acquisition, Barry Shaked, President and CEO of Retalix, said, "This is a significant acquisition for our company. Growing our international market and establishing Retalix presence in Europe, and particulary in Italy, were an important part of our goals in the past few years. We are confident that the combination of the innovative synchronized retail solutions from Retalix with UNIT's retail expertise and local experience, as well as a successful partneship with Getronics, will enable a strong presence and significant growth for both companies in the Italian and other European retail markets."

About UNIT S.p.A
Based in Bollengo, near Turin, has branches in Milan, Rome and Follonica. With years of experience, UNIT helps businesses operating in Retail and Petrol to improve their sales procedures and to achieve their goals, through innovative end-to-end solutions. UNIT manages all aspects of a project: hardware and software infrastructure, solution design, maintainance and post-sales support. UNIT is also active in the fields of networking consulting and installation, facility management and outsourcing.

About Getronics
With approximately 22,000 employees in over 30 countries and ongoing revenues of euro 2.6 billion in 2003, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, integrates and manages ICT infrastructures and business solutions for many of the world's largest global and local companies and organisations, helping them maximise the value of their information technology investments. Getronics is ranked second worldwide in network and desktop outsourcing and fourth worldwide in network consulting and integration (Source: IDC 2002-2003). Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ("GTN"). Getronics today combines the capabilities of the original Dutch company with those of Wang Global, acquired in 1999, and of the systems and services division of Olivetti.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
                                      # # #

                                  EXHIBIT 10.2


Contact Information:

CCG                                             Retalix Ltd.
15300 Ventura Boulevard, Suite 303              Barry Shaked, CEO
Sherman Oaks, CA  91403                         Danny Moshaioff, CFO
(818) 789-0100                                  Retalix Ltd.
Crocker Coulson, Partner                        (011) 972-9-776-6677
crocker.coulson@ccgir.com


FOR IMMEDIATE RELEASE

       Tempo Beer Industries Completed Rollout of Retalix Solution for its
                             Sales Force in Israel

    Retalix provides a comprehensive Pocket PC-based mobile software solution supporting Tempo's sales force

Ra'anana, August 17, 2004 - Retalix Ltd. (NASDAQ: RTLX) announced today that Tempo Beer Industries, Israel's second largest beverage manufacturer and the local franchisee of Pepsi Cola, Bacardi Breezer and Heineken Beer, has successfully completed rollout of Retalix's Mobile Supply (RMS) product with its sales force, consisting of 100 sales representatives and sales managers across Israel.
The RMS product provides a comprehensive solution for Tempo's sales force needs, with a Pocket-PC based application providing full connectivity to Tempo's central marketing and operational systems. The RMS implementation is a milestone in the reorganization of the company's sales division, which was completed six months ago.
The RMS is also in use by other major Israeli manufacturers, suppliers and distributors.

Raffi Baharav, Vice President Sales & Marketing in Tempo, commented: "The RMS system allows the sales people to present their customers with the most updated promotions, apply a certain promotion and instantly calculate the discounted order value". Baharav added that, "by receiving the agent's orders immediately, in real time, instead of at the end of the day, Tempo can achieve optimal control of the sales, collection and operational flows and systems ".

Barry Shaked, Retalix CEO, stated: "I believe Tempo will derive great value from implementing our RMS system, through increased revenues and better centralized control of its sales activities. Retalix and its subsidiary, StoreNext Israel, provide comprehensive enterprise-wide solutions, which enable retailers to realize a new level of data synchronization and visibility, and support successful collaboration between retailers and suppliers."

About Tempo Beer Industries Ltd.
Tempo manufactures, markets, sells and distributes beer and soft beverages in Israel. The company focuses on local and international brands, such as Pepsi Cola, Heineken, Bacardi Breezer, San Benedetto, Goldstar Beer and Maccabi Beer. Heineken Beer is a shareholder (17.8%) and strategic partner.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events


                                      # # #

                                  EXHIBIT 10.3

Contact Information:
CCG Investor Relations                                  Retalix Ltd.
15300 Ventura Boulevard, Suite 303                      Barry Shaked, CEO
Sherman Oaks, CA 91403                                  Retalix Ltd.
(818) 789-0100                                          Jeff Yelton, CEO
Crocker Coulson, Partner                                Retalix USA
crocker.coulson@ccgir.com                               469-241-8400
                                                        infousa@retalix.com


FOR IMMEDIATE RELEASE

                    Unified Western Grocers Rolls Out Retalix
                      TRICEPS Warehouse Management Solution

Dallas, TX, August 26, 2004 - Retalix USA, (NASDAQ: RTLX), announced today that Unified Western Grocers ("Unified"), the largest retailer-owned grocery wholesaler in the western United States, is rolling out the Retalix TRICEPS Warehouse Management Solution, as part of the company's innovative initiative of Real Time Warehousing. TRICEPS was developed by OMI International, a leading supplier of supply chain execution and warehouse management solutions, which Retalix acquired in January 2004.

Unified installed TRICEPS in their Commerce, California distribution center earlier this summer, following the successful installation at the Portland, Oregon facility last year, which enabled Unified to deliver new levels of service to the company's 2,000 independent retailer members throughout their six state service area. Unified plans to deploy TRICEPS at all its other distribution centers.

Greg Vick, Unified's Director of Distribution, commented, "Retalix's TRICEPS is helping us make more efficient use of our space, as well as improving our labor productivity and the quality of selection for our members. With the installation at Commerce, our largest facility, we will be linking TRICEPS to Retalix's MDS Yard and Dock application, which will ensure timely and more accurate delivery to our stores. The combined efficiencies of these two solutions working together we expect will generate significant cost savings that we can pass along to our independent members."

The Retalix TRICEPS solution is installed in over a hundred warehouses and distribution centers, with industry-leading retail grocery, wholesalers and other large consumer package goods distributors. The solution improves productivity by enabling paperless end-to-end inventory management from the point of receipt until final shipment. Clients benefit from a flow of real-time, synchronized information that allows for more accurate tracking of warehouse inventory levels, reduced handling and inventory charges, improved labor productivity and more efficient management of store orders.

"We are very pleased to see Unified rollout TRICEPS across their enterprise and support them in their push to synchronize and optimize their supply chain and warehouse management operations," said Jeff Yelton, CEO of Retalix USA. "TRICEPS offers food retailers an unparalleled level of real-time capabilities, including innovative RF-based voice selection functionality that is driving significant advances in productivity and accuracy for our clients."


About Unified Western Grocers
Unified Western Grocers, Inc., with headquarters in Commerce, CA is a retailer-owned grocery distributor that supplies over 2,000 retail stores throughout the western United States. Unified was created in September 1999 from the merger of Certified Grocers of California, Ltd., Los Angeles, and United Grocers, Inc. Portland, Oregon. The combined organization is now the largest retailer-owned grocery wholesaler in the western United States and the 11th largest grocery wholesaler in the nation. Unified and its subsidiaries, which generated approximately $2.8 billion in sales during the 2003 fiscal year, offer independent retailers all the resources they need to compete in the supermarket industry.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events
                                      # # #